Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

            ELAN ANNOUNCES COMPLETION OF OFFERING OF US$1.15 BILLION
                   AGGREGATE PRINCIPAL AMOUNT OF SENIOR NOTES


Dublin, Ireland, November 17, 2004 - Elan Corporation, plc ("Elan") today announced that its wholly-owned subsidiaries, Elan Finance public limited company and Elan Finance Corp., have completed the previously announced offering of US$1.15 billion aggregate principal amount of Senior Notes.

Commenting on the completion of the offering, Shane Cooke, executive vice president and chief financial officer of Elan said, "We are delighted with the overwhelming interest we have seen in this offering and have taken the opportunity to increase the size of the deal and broaden our investor base. As we continue to develop our business, we will focus on building on our strong relationships with our expanding base of equity and debt holders. We are pleased that the credit rating agencies have confirmed the upgrade to our credit ratings as a result of this financing." Mr. Cooke added "With this offering completed, we can now focus all of our energies on executing the launch of Antegren."

The Senior Notes consist of US$850 million aggregate principal amount of 7 3/4% Senior Fixed Rate Notes due 2011 and US$300 million aggregate principal amount of Senior Floating Rate Notes due 2011. The Floating Rate Notes bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.0%, except the first interest payment, which bears interest at a rate equal to six-month LIBOR plus 4.0%. The Senior Notes are guaranteed by Elan and certain of Elan's subsidiaries.


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Elan Announces Completion of Offering of US$1.15 Billion Aggregate Principal
Amount of Senior Notes


The net proceeds from the offering will be used to fund the previously announced cash tender offer by Elan International Services Ltd., a wholly-owned subsidiary of Elan, to purchase up to US$351 million in aggregate principal amount of Series B Guaranteed Notes and Series C Guaranteed Notes issued by Elan Pharmaceutical Investments III, Ltd., a wholly-owned subsidiary of Elan, and guaranteed by Elan, and the consent payment provided for in the related consent solicitation by Elan, and for working capital and other general corporate purposes.

The Senior Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States or to U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, Elan's financial condition, results of operations and business prospects and Elan's products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: whether the U.S. Food and Drug Administration (the "FDA") approves Antegren for the treatment of multiple sclerosis and Crohn's disease and the commercial potential of Antegren; whether the FDA approves Prialt as an intrathecal treatment for severe pain and the commercial potential of Prialt; whether the previously announced class action settlement receives final court approval on the terms expected, or at all; whether the previously announced provisional settlement of the investigation by the Securities and Exchange Commission (the "SEC)") is approved by the Commissioners of the SEC on the terms expected, or at all; Elan's ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the outcome of Elan's other pending litigation; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or


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Elan Announces Completion of Offering of US$1.15 Billion Aggregate Principal
Amount of Senior Notes


delays in manufacturing; trade buying patterns; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; exposure to product liability and other types of lawsuits; Elan's ability to protect its patents and other intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



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